Filed Pursuant to Rule 433

Registration Nos. 333-276654 and 333-276654-04

$1.71bn Volkswagen (VWALT 2026-A) Prime auto lease

Joint-leads:	RBC (str), Scotia, TD Securities, Wells Fargo
Co-managers:	Barclays, US Bancorp

ANTICIPATED CAPITAL STRUCTURE

CLS	SIZE($MM)	WAL	S/F**	P.WIN	E-FIN	L-FIN	BENCH	SPRD	YLD%	CPN%	PRICE
A-1	266.800	0.24	A-1+/F1+	1-6	09/26	03/27	I-CRV	+14	3.828	3.828	100.00000%
A-2-A	347.900	1.10	AAA/AAA	6-19	10/27	08/28	I-CRV	+47	4.101	4.06	99.99324
A-2-B	336.600	1.10	AAA/AAA	6-19	10/27	08/28	SOFR30A	+47			100.00000%
A-3	684.500	2.01	AAA/AAA	19-29	08/28	03/29	I-CRV	+54	4.209	4.17	99.99514
A-4	74.200	2.41	AAA/AAA	29-29	08/28	11/30	I-CRV	+58	4.251	4.21	99.99131

**Expected Ratings

-TRANSACTION DETAILS-

Expected Pricing	:	PRICED
Offered Size	:	$1.71 billion
Expected Settlement	:	3/24/26
Format	:	SEC Registered
First Payment Date	:	4/20/26
ERISA Eligible	:	Yes
Expected Ratings	:	S&P/Fitch
Risk Retention	:	US – Yes; EU - No
Bloomberg Ticker	:	VWALT 2026-A
Pricing Speed	:	100% PPC to Maturity
BBERG SSAP	:	VWALT2026A
Min Denoms	:	$1k x $1k
Bill & Deliver	:	RBC

-MARKETING MATERIALS-

Preliminary Prospectus, FWP, Intex cdi (attached)

Deal Roadshow	:	http://dealroadshow.com; Password: VWALT2026A
Direct Link	:	http://dealroadshow.com/e/VWALT2026A
Intex Dealname	:	RBCVOLK26A_Upsize; Password: KABX

-CUSIPS-

Class	Cusip
A-1	92868C AA9
A-2-A	92868C AB7
A-2-B	92868C AC5
A-3	92868C AD3
A-4	92868C AE1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 866 375-6829.